

Greg Speck · 3rd in

Freelance

Producer / Project Manager // Content Production Specialist

San Francisco, California, United States · 500+ connections ·

Contact info

Open to work

Producer, Photo Producer, Content Producer, Video Producer and Post Producer roles

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Experience

Producer

Freelance

2014 – Present · 6 yrs

San Francisco Bay Area

Freelance Agency Producer, Production Manager, and Post-Producer. Including but not limited to the contract roles listed below.

Notable clients include: Google, Disney, Melissa Etheridge, I Heart Radio, Hvmn, Visit California, California Chamber of Commerce, and many more!



Content Producer

Apple · Contract

Jan 2020 – Sep 2020 · 9 mos

Cupertino, California, United States

Mac content for WWDC20 Big Sur launch, MacBook Air 2020 and iMac 2020 releases.



Agency Producer
TikTok · Contract
Aug 2018 – Dec 2019 · 1 yr 5 mos
Los Angeles, California, United States

Contracted through CHANNEL- TikTok's longest running creative AOR



Agency Producer
Bukwild
Nov 2017 – Jul 2018 · 9 mos
Sacramento, California

Clients: EJ Gallo Brands, Del Monte, Krave, Kitty Hawk

Agency Producer
Mekanism · Contract
May 2017 – Nov 2017 · 7 mos
San Francisco, California

Clients: FitBit, Miller-Coors, Charles Schwab, and Unilever.

Show 4 more experiences ⌄

Education

Academy of Art University
Associate of Arts - AA, Photography

Skills & endorsements

Video Production · 6

Garett Sauer and 5 connections have given endorsements for this skill

Post Production · 2

Janell Francois and 1 connection have given endorsements for this skill

Photography · 22

 Endorsed by **Lauren Verby and 3 others who are highly skilled at this**

 Endorsed by **2 of Greg's colleagues at M**

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Recommendations

Received (1)   Given (0)



LILY JOHNSON

Director of Production at
Beacon Digital Marketing

January 23, 2018, Greg worked
with LILY in the same group

Working with Greg is a delight! Greg and I co-produced ma
projects at Sister and he was professional, kind, resourcefu
incredibly supportive; no matter what hurdle we were faced
Greg actually is the nicest dude in advertising...

